Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115118

PROSPECTUS SUPPLEMENT NO. 1

(to Prospectus dated May 13, 2004)

PRO-PHARMACEUTICALS, INC.

1,965,974 SHARES OF COMMON STOCK

This Prospectus Supplement No. 1 supplements the Prospectus dated May 13, 2004 (the “Prospectus”) relating to the offer and sale of (i) 1,286,974 shares of our Common Stock, par value $0.001 per share (the “Shares”), and (ii) up to 679,863 shares of our Common Stock issuable upon the exercise of Common Stock Purchase Warrants (the “Warrants”). We issued and sold the Shares and Warrants on April 8, 2004.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. Capitalized terms used in this prospectus supplement have the meanings specified in the Prospectus.

Investing in these securities involves substantial risks. See “Risk Factors” beginning on page 3 of the Prospectus.

Our Common Stock is listed on the American Stock Exchange under the symbol “PRW”. The last reported price of our Common Stock on February 14, 2007 was $1.26 per share.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in the table appearing under the heading “Selling Stockholders,” beginning on page 9, of the Prospectus, is hereby amended by adding the information below with respect to a selling stockholder not previously listed in the Prospectus, and with respect to a selling stockholder previously listed in the Prospectus, by superseding the information about such stockholder with the information in the table below:

SELLING STOCKHOLDERS

Selling Shareholder	Number of Shares Owned and Offered	Shares Owned Upon Completion of Offering
Omicron Capital, L.P. (1)	68,323	0
Rockmore Capital, LLC (2)	31,677	0

(1)	Represents shares issuable upon exercise of Warrants retained following a transfer completed as of December 19, 2006 to Rockmore Capital, LLC of a portion of the Warrants held by this selling stockholder. Omicron Capital, L.P., a Delaware limited partnership (“Omicron Capital”), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda (“Omicron”), Omicron Capital, Inc., a Delaware corporation (“OCI”), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited (“Winchester”) serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the shares of our common stock owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the shares of our common stock owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such shares of our common stock. As of the date of this prospectus supplement, Mr. Olivier H. Morali, an officer of OCI, and Mr. Bruce T. Bernstein, a consultant to OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions with respect to the shares of our common stock owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the shares of our common stock owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not “affiliates” of one another, as that term is used for purposes of the Exchange Act or of any other person named in this prospectus as a selling stockholder. No person or “group” (as that term is used in Section 13(d) of the Exchange Act or the SEC’s Regulation 13D-G) controls Omicron and Winchester.

(2)	Represents shares issuable upon exercise of Warrants. Rockmore Capital, LLC (“Rockmore Capital”) and Rockmore Partners, LLC (“Rockmore Partners”), each a limited liability company formed under the laws of the State of Delaware, serve as the investment manager and general partner, respectively, to Rockmore Investments (US) LP, a Delaware limited partnership, which invests all of its assets through Rockmore Investment Master Fund Ltd., an exempted company formed under the laws of Bermuda (“Rockmore Master Fund”). By reason of such relationships, Rockmore Capital and Rockmore Partners may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Rockmore Capital and Rockmore Partners disclaim beneficial ownership of such shares of our common stock. Rockmore Partners has delegated authority to Rockmore Capital regarding the portfolio management decisions with respect to the shares of common stock owned by Rockmore Master Fund and, as of the date of this prospectus supplement, Mr. Bruce T. Bernstein and Mr. Brian Daly, as officers of Rockmore Capital, are responsible for the portfolio management decisions of the shares of common stock owned by Rockmore Master Fund. By reason of such authority, Messrs. Bernstein and Daly may be deemed to share dispositive power over the shares of our common stock owned by Rockmore Master Fund. Messrs. Bernstein and Daly disclaim beneficial ownership of such shares of our common stock and neither of such persons has any legal right to maintain such authority. No other person has sole or shared voting or dispositive power with respect to the shares of our common stock as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. No person or “group” (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC’s Regulation 13D-G) controls Rockmore Master Fund.

The date of this Prospectus Supplement No. 1 is February 15, 2007.